CI Fund Management Inc.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

04046066

CI Place
151 Yonge Street, Eleventh Floor
Toronto, Ontario M5C 2W7
Telephone: 416-681-6507
Facsimile: 416-365-0501
E-mail: mkilleen@cifunds.com

November 1, 2004

United States Securities
and Exchange Commission
Washington, D.C. 20549

SUPPL

Dear Sirs:

Re: CI Fund Management Inc. (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number.

Included with this documentation is the First Quarter Report containing the Company's interim financial statements for the period ended August 31, 2004.

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FUND MANAGEMENT INC.

PROCESSED
NOV 10 2004
THOMSON
FINANCIAL

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

MJK/cc
Encls.

c: Chris von Boetticher (w/o encls.)

j:\mjk\ltrs\sec-ltr.doc

CI Funds

82-4994

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Fund Management reports sales and assets for September

TORONTO (October 1, 2004) – CI Fund Management Inc. ("CI") today reported total net sales of $72 million in September 2004.

This included $13 million in net sales at Assante Corporation and $59 million in net sales at CI Mutual Funds Inc., comprised of net sales of $62 million in long-term funds and net redemptions of $3 million in money market funds.

CI's total fee-earning assets at September 30, 2004, were $64.4 billion, an increase of 0.7% from a month ago and an increase of 85% from a year earlier.

Total fee-earning assets consisted of managed assets of $48.7 billion and administered assets of $15.6 billion. Managed assets included investment fund assets at CI Mutual Funds and Assante of $42.8 billion, labour-sponsored funds of $174 million, structured products of $1.1 billion and institutional assets of $4.6 billion. Administered assets included $14.9 billion in assets at Assante and IQON Financial Management Inc. net of assets under management at Assante.

Further information can be found below in the table of unaudited month-end statistics, which is also available at www.cifunds.com under "Financial Reports" in the Corporate section.

CI Fund Management Inc. (TSX: CIX) is an independent, diversified Canadian-owned wealth management company. Through its principal operating subsidiaries, CI Mutual Funds Inc., Assante Corporation and Skylon Advisors Inc., CI offers a broad range of investment products and services, including an industry-leading selection of investment funds.

CI Funds®

News Release

CI FUND MANAGEMENT INC.
SEPTEMBER 30, 2004
MONTH-END STATISTICS

MONTHLY SALES DATA	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
CI funds excluding MMF	$455	$393	$62
CI money market	53	56	-3
TOTAL CI Funds	$508	$449	$59
TOTAL Assante Funds	$117	$104	$13
TOTAL CI	$625	$553	$72

FEE-EARNING ASSETS	Aug. 31/04 (millions)	Sept. 30/04 (millions)	% Change
CI mutual/segregated funds	$34,360	$34,747	1.1
Assante funds	8,030	8,061	0.4
	$42,390	$42,808	1.0
Managed labour-sponsored funds	177	174	-1.7
Structured products	1,090	1,092	0.2
TOTAL Retail Managed Assets	$43,657	$44,074	1.0
Managed institutional	4,677	4,650	-0.6
TOTAL Managed Assets	$48,334	$48,724	0.8
CI administered assets	743	741	-0.3
Assante/IQON assets under administration (net of Assante funds)	14,845	14,900	0.4
TOTAL FEE-EARNING ASSETS	$63,922	$64,365	0.7

AVERAGE RETAIL MANAGED ASSETS	Aug. 31/04 (millions)	Sept. 30/04 (millions)	% Change
Monthly	$43,383	$43,978	1.4
Quarter-to-date	$43,998	$43,978	0.0
Fiscal year-to-date	$43,998	$43,993	0.0

COMMON SHARES		FINANCIAL POSITION	(millions)
Outstanding shares	295,202,707	Bank debt	$270
In-the-money options	9,324,095	In-the-money option liability (net of tax)	28
Percentage of all options	99.8%	Cash & marketable securities	84
All options % of shares	3.2%	Net Debt Outstanding	$214
Dividend yield at $15.75	3.8%	Terminal redemption value of funds (est)	$805
Shares repurchased during month	nil		
Average repurchase price	n/a		

CI Funds®

News Release

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

-30-

For further information contact:
Stephen A. MacPhail
Executive Vice-President, Chief Operating Officer
and Chief Financial Officer
CI Fund Management Inc.
(416) 364-1145

82-4994

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

FOR IMMEDIATE RELEASE

Skylon All Asset Trust to provide tax-efficient distributions, access to the expertise of Research Affiliates and PIMCO

TORONTO (October 6, 2004) – Skylon Advisors Inc. announced today that it has received a receipt for the final prospectus for the initial public offering of Skylon All Asset Trust (the "Trust"), which provides Canadian investors access to the expertise of Pacific Investment Management Company LLC ("PIMCO"), one of the world's pre-eminent fixed-income managers, and Research Affiliates, LLC, a specialist in tactical asset allocation.

The investment objectives of the Trust are to seek maximum inflation-adjusted real return, consistent with preservation of capital, and to provide unitholders of the Trust with tax-efficient quarterly distributions consisting primarily of capital gains and return of capital. The distribution is initially targeted at $1.50 per unit annually, to yield 6% on the subscription price of $25.00 per unit.

The Trust will provide unitholders with exposure to the returns of the PIMCO All Asset Fund by entering into a forward agreement linked to the performance of the fund. Units of the Trust will be 100% eligible for registered plans.

The PIMCO All Asset Fund seeks maximum real return, consistent with preservation of real capital and prudent investment management, by investing in other PIMCO funds. These underlying funds offer diversification potential across asset classes and sectors, including both traditional sectors such as stock and bond markets, as well as other classes such as treasury inflation protected securities and commodities. PIMCO All Asset Fund uses a dynamic asset allocation strategy and seeks to identify those asset classes and sectors that offer the most value at any particular point in the market cycle.

Asset allocation for PIMCO All Asset Fund is primarily determined by Robert D. Arnott, Chairman and Chief Executive Officer of Research Affiliates, who has over 25 years of investment management experience. Mr. Arnott and Research Affiliates make their investment decisions in consultation with key personnel from PIMCO.

PIMCO is one of the largest active bond managers in the United States with approximately $392 billion US in assets under management as of June 30, 2004. PIMCO also advises portfolios to which the following three successful Skylon trusts provide exposure: Skylon Global Capital Yield Trust, Skylon Global Capital Yield Trust II and Skylon International Advantage Yield Trust.

As the PIMCO All Asset Fund is denominated in U.S. dollars, Skylon Advisors intends to hedge at least 90% of the U.S. dollar exposure in the first two years of the Trust, and at least 50% of such exposure thereafter.

Units of the Trust have been conditionally approved to trade on the Toronto Stock Exchange under the symbol SKA:UN.

The closing of the offering of Skylon All Asset Trust is scheduled for October 15, 2004. TD Securities Inc. and CIBC World Markets Inc. are the co-lead agents for the offering. A copy of the final prospectus is available from the agents or other investment dealers and is available at www.sedar.com or www.skylonadvisors.com.

Skylon Advisors Inc., the manager of the Trust, is a financial services firm dedicated to providing Canadians with an innovative selection of high-quality investment options, including structured products and the VentureLink Group of labour-sponsored funds. Skylon is a wholly owned subsidiary of CI Fund Management Inc. (TSX: CIX), an independent and diversified Canadian-owned wealth management firm with approximately $64.4 billion in fee-earning assets as of September 30, 2004, and the industry's broadest selection of investment funds. CI is on the Web at www.cifunds.com.

-30-

For further information, contact:
David R. McBain
President and Chief Executive Officer
Skylon Advisors Inc.
Tel: (416) 364-1145

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Fund Management to hold webcast on quarterly results

TORONTO (October 6, 2004) – CI Fund Management Inc. ("CI") today announced that it will hold a webcast to discuss its financial results for the quarter ending August 31, 2004. William T. Holland, President and Chief Executive Officer, and Stephen A. MacPhail, Executive Vice-President, Chief Operating Officer and Chief Financial Officer, will host the webcast.

The webcast, which will include a slide presentation, is scheduled for Thursday, October 7, at 4:00 p.m. (Eastern time) at www.cifunds.com/q1.

Alternatively, investors may listen to the discussion by calling (416) 695-5261 or 1-800-769-8320.

CI expects to release its results for the first quarter of fiscal 2005 at about 12:00 p.m. on October 7 over Canada Newswire and on www.cifunds.com.

In addition, CI is holding its Annual and Special Meeting of Shareholders on Wednesday, November 17, 2004, at 2:00 p.m. at Arcadian Court, 8th Floor, 401 Bay Street, Toronto.

CI Fund Management Inc. (TSX: CIX) is an independent, Canadian-owned wealth management company with approximately $64.4 billion in fee-earning assets at September 30, 2004. Through its principal operating subsidiaries, CI Mutual Funds Inc., Assante Corporation and Skylon Advisors Inc., CI offers a broad range of investment products and services, including an industry-leading selection of investment funds.

-30-

For further information contact:
Stephen A. MacPhail
Executive Vice-President,
Chief Operating Officer and Chief Financial Officer
CI Fund Management Inc.
Tel.: (416) 364-1145

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: SKA-UN**

Skylon announces completion of $120 million public offering of Skylon All Asset Trust

TORONTO (October 15, 2004) – Skylon Advisors Inc., the manager of Skylon All Asset Trust (the "Trust"), today announced that the Trust completed its initial public offering of 4,800,000 trust units at a price of $25 each, for aggregate gross proceeds of $120 million. The units are now trading on the Toronto Stock Exchange under the symbol SKA-UN.

The investment objectives of the Trust are to seek maximum inflation-adjusted real return, consistent with preservation of capital, and to provide unitholders of the Trust with tax-efficient quarterly distributions consisting primarily of capital gains and return of capital. The distribution is initially targeted at $1.50 per unit annually, to yield 6% on the subscription price of $25.00 per unit.

The Trust will provide unitholders with exposure to the returns of PIMCO All Asset Fund by entering into a forward agreement linked to the performance of the fund. Units of the Trust will be 100% eligible for registered plans.

PIMCO All Asset Fund seeks maximum real return, consistent with preservation of real capital and prudent investment management, by investing in other PIMCO funds. These underlying funds offer diversification potential across asset classes and sectors, including both traditional sectors such as stock and bond markets, as well as other classes such as treasury inflation-protected securities and commodities. PIMCO All Asset Fund uses a dynamic asset allocation strategy and seeks to identify those asset classes and sectors that offer the most value at any particular point in the market cycle.

Asset allocation for PIMCO All Asset Fund is primarily determined by Robert Arnott, Chairman and Chief Executive Officer of Research Affiliates, LLC, who has over 25 years of investment management experience. Mr. Arnott and Research Affiliates, LLC make their investment decisions in consultation with key personnel from PIMCO.

PIMCO is one of the largest active bond managers in the United States with approximately US$392 billion in assets under management as of June 30, 2004. PIMCO is also sub-advisor to the underlying funds of three other successful Skylon trusts: Skylon Global Capital Yield Trust, Skylon Global Capital Yield Trust II and Skylon International Advantage Yield Trust.

As PIMCO All Asset Fund is denominated in U.S. dollars, Skylon Advisors intends to hedge at least 90% of the U.S. dollar exposure in the first two years of the Trust and at least 50% of the exposure thereafter.

TD Securities Inc. and CIBC World Markets Inc. were the co-lead agents for the offering, along with a syndicate of other investment dealers.

Skylon Advisors Inc. is a financial services firm dedicated to providing Canadians with an innovative selection of high-quality investment options, including structured products and the VentureLink Group of labour-sponsored investment funds. Skylon is a wholly owned subsidiary of CI Fund Management Inc. (TSX: CIX), an independent, Canadian-owned wealth management firm with approximately $64.4 billion in fee-earning assets as of September 30, 2004, and the industry's broadest selection of investment funds. CI is on the web at www.cifunds.com.

-30-

For further information, please contact:
David R. McBain, President and Chief Executive Officer
Skylon Advisors Inc.
416-681-8894

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: DDJ.UN **FOR IMMEDIATE RELEASE**

DDJ U.S. HIGH YIELD FUND ANNOUNCES MONTHLY DISTRIBUTION TO UNITHOLDERS

Toronto, October 20, 2004 – DDJ U.S. High Yield Fund (the "Fund") announced today its monthly distribution for the month ending October 31, 2004 of $0.0625 per unit payable on November 15, 2004 to unitholders of record as at October 29, 2004.

The Fund's investment objectives are: (i) to provide unitholders with tax efficient monthly distributions consisting of capital gains and returns of capital of $0.0625 per unit ($0.75 per annum to yield 7.50% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Fund in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2013.

The Fund, managed by CI Mutual Funds Inc., is a closed-end fund listed on the Toronto Stock Exchange (DDJ.UN) which invests in a diversified portfolio consisting primarily of U.S. high yield debt instruments, fixed income securities and other obligations.

For further information, contact: CI Mutual Funds Inc.
(416) 364-1145
1-800-268-9374

j:\cvb\funds\ddj\distrib\ddj-us\2004\oct\oct04.doc

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: Series A: SIA.UN
Series B: SIA.U

FOR IMMEDIATE RELEASE

Skylon International Advantage Yield Trust Announces Distribution for Month Ending October 31, 2004

Toronto, October 20, 2004 – Skylon International Advantage Yield Trust (the "Trust") announces distributions to unitholders of record for the month ending October 31, 2004 as follows:

Series	Distribution Amount	Record Date	Payment Date
Series A units	Cdn$0.1042 per unit	October 29, 2004	November 12, 2004
Series B units	US$0.0417 per unit	October 29, 2004	November 12, 2004

The Trust's investment objectives are: i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of Cdn$0.1042 per Series A unit (Cdn$1.25 per annum to yield 5.00% on the subscription price of Cdn$25 per unit), and US$0.0417 per Series B unit (US$0.50 per annum to yield 5.00% on the subscription price of US$10 per unit); and ii) to endeavour to preserve and enhance the net asset value of each series of units of the Trust in order to return at least the original subscription price of the units to investors on or about December 31, 2013.

Units of the Trust trade on the Toronto Stock Exchange as follows: Series A units (Cdn$) trade under the symbol SIA.UN and Series B units (US$) trade under the symbol SIA.U.

For more information, please contact:

Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\cvb\funds\skylon\distributions\oct04\rel-skylon-intl.dot

82-4994

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SKG.UN

FOR IMMEDIATE RELEASE

Skylon Growth & Income Trust Announces Distribution For Month Ending October 31, 2004

Toronto, October 20, 2004 – Skylon Growth & Income Trust (the "Trust") announces a distribution for the month ending October 31, 2004 of $0.05833 per unit payable on November 12, 2004 to unitholders of record as at October 29, 2004.

The Trust's investment objectives are: (i) to provide unitholders with monthly distributions; (ii) to endeavour to preserve capital throughout the life of the Trust; and (iii) to enhance the long-term total return of the Portfolio.

The Trust is listed on the Toronto Stock Exchange under the symbol SKG.UN.

For more information, please contact:

Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\cvh\funds\skylon\distributions\oct04\rel-skylon-growth.doc

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SPO.UN **FOR IMMEDIATE RELEASE**

Skylon Global Capital Yield Trust II Announces Distribution For Month Ending October 31, 2004

Toronto, October 20, 2004 – Skylon Global Capital Yield Trust II (the "Trust") announces a distribution for the month ending October 31, 2004 of $0.1510 per unit payable on November 12, 2004 to unitholders of record as at October 29, 2004.

The Trust's investment objectives are: (i) to provide holders of units with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about July 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SPO.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\cvb\funds\skylon\distributions\oct04\rel-skylon-globalii.dot

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SLP.UN **FOR IMMEDIATE RELEASE**

Skylon Global Capital Yield Trust Announces Distribution For Month Ending October 31, 2004

Toronto, October 20, 2004 – Skylon Global Capital Yield Trust (the "Trust") announces a distribution for the month ending October 31, 2004 of $0.1510 per unit payable on November 12, 2004 to unitholders of record as at October 29, 2004.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about July 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SLP.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SLN.UN **FOR IMMEDIATE RELEASE**

Skylon Capital Yield Trust Announces
Distribution For Month Ending October 31, 2004

Toronto, October 20, 2004 – Skylon Capital Yield Trust (the "Trust") announces a distribution for the month ending October 31, 2004 of $0.1875 per unit payable on November 12, 2004 to unitholders of record as at October 29, 2004.

The Trust's investment objectives are (i) to provide unitholders with a stable stream of monthly distributions of $0.1875 per unit ($2.25 per unit per year resulting in a 9.0% annual yield on the subscription price of $25.00 per unit) consisting of capital gains and return of capital; and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about April 30, 2007.

The Trust is listed on the Toronto Stock Exchange under the symbol SLN.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\cvb\funds\skylon\distributions\oct04\rel-skylon-capital.dot

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SAX.UN **FOR IMMEDIATE RELEASE**

Saxon Diversified Value Trust Announces Distribution For Month Ending October 31, 2004

Toronto, October 20, 2004 – Saxon Diversified Value Trust (the "Trust") announces a distribution for the month ending October 31, 2004 of $0.0666 per unit payable on November 12, 2004 to unitholders of record as at October 29, 2004.

The Trust's investment objectives are (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting primarily of capital gains and return of capital targeted to be $0.0666 per unit ($0.80 per annum to yield 8.00% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SAX.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\cvb\funds\skylon\distributions\oct04\rel-saxon.doc

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: HYM.UN **FOR IMMEDIATE RELEASE**

High Yield & Mortgage Plus Trust Announces Distribution For Month Ending October 31, 2004

Toronto, October 20, 2004 – High Yield & Mortgage Plus Trust (the "Trust") announces a distribution for the month ending October 31, 2004 of $0.15625 per unit payable on November 12, 2004 to unitholders of record as at October 29, 2004.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.15625 per unit ($1.875 per annum to yield 7.5% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about December 31, 2014.

The Trust is listed on the Toronto Stock Exchange under the symbol HYM.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\cvb\funds\skylon\distributions\oct04\rel-skylon-highyield.doc

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: CNV.UN **FOR IMMEDIATE RELEASE**

Convertible & Yield Advantage Trust Announces Distribution For Month Ending October 31, 2004

Toronto, October 20, 2004 – Convertible & Yield Advantage Trust (the "Trust") announces a distribution for the month ending October 31, 2004 of $0.1458 per unit payable on November 12, 2004 to unitholders of record as at October 29, 2004.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of monthly distributions of $0.1458 per unit ($1.75 per annum to yield 7.0% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about October 31, 2013.

The Trust is listed on the Toronto Stock Exchange under the symbol CNV.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
(416) 681-8894
1-800-822-0245

j:\cvb\funds\skylon\distributions\oct04\rel-skylon-convert.doc

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: HYB.UN

FOR IMMEDIATE RELEASE

DDJ CANADIAN HIGH YIELD FUND RENEWS NORMAL COURSE ISSUER BID

Toronto, October 26, 2004 - DDJ Canadian High Yield Fund (the "Fund") intends to purchase for cancellation up to 1,082,847 of its Trust Units by way of a normal course issuer bid through the facilities of The Toronto Stock Exchange. The 1,082,847 Trust Units represent 10% of the public float of the Fund being 10,828,477 Trust Units as at October 22, 2004. The number of issued and outstanding Trust Units as at October 22, 2004 is 10,828,477.

The purchases may commence on November 1, 2004 and will terminate on October 31, 2005, or on such earlier date as the Fund may complete its purchases pursuant to a notice of intention filed with The Toronto Stock Exchange or provide notice of termination. Any such purchases will be made by the Fund at the prevailing market price at the time of such purchases in accordance with the requirements of The Toronto Stock Exchange.

Pursuant to the Trust Agreement which created the Fund, the Fund may only repurchase Trust Units at a price which is less than 90% of the most recently determined Net Asset Value per Trust Unit. If the Trust Units are trading at more than a 10% discount to the Net Asset Value per Trust Unit, the Manager of the Fund believes that it would be in the best interests of the Fund and the holders of the Trust Units to purchase Trust Units in the market.

The Fund did not purchase any Trust Units pursuant to its previous normal course issuer bid which commenced on January 27, 2004. Pursuant to a notice of cancellation filed with The Toronto Stock Exchange, the previous normal course issuer bid is expected to expire prior to October 31, 2004 to coincide with the normal course issuer bid of DDJ U.S. High Yield Fund.

To the knowledge of the Manager, no director, senior officer or other insider of the Fund intends at present to sell any Trust Units under this bid. However, sales by such persons through the facilities of The Toronto Stock Exchange or elsewhere may occur if the circumstances or decisions of any such person change. The benefits to any such person whose Trust Units are purchased would be the same as the benefits available to all other holders whose Trust Units are purchased.

For further information, please contact:

David C. Pauli
Executive Vice-President, Fund Operations
CI Mutual Funds Inc.
Tel. No.: (416) 681-6542

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: DDJ.UN **FOR IMMEDIATE RELEASE**

DDJ U.S. HIGH YIELD FUND RENEWS NORMAL COURSE ISSUER BID

Toronto, October 26, 2004 - DDJ U.S. High Yield Fund (the "Fund") intends to purchase for cancellation up to 421,820 of its Units by way of a normal course issuer bid through the facilities of The Toronto Stock Exchange. The 421,820 Units represent 10% of the public float of the Fund being 4,218,200 Units as at October 22, 2004. The number of issued and outstanding Units as at October 22, 2004 is 4,218,200.

The purchases may commence on November 1, 2004 and will terminate on October 31, 2005, or on such earlier date as the Fund may complete its purchases pursuant to a notice of intention filed with The Toronto Stock Exchange or provide notice of termination. Any such purchases will be made by the Fund at the prevailing market price at the time of such purchases in accordance with the requirements of The Toronto Stock Exchange.

Pursuant to the Fund's amended and restated declaration of trust, the Fund has a mandatory market purchase program. Pursuant to that program, the Fund may only repurchase Units at a price which is less than 95% of the most recently determined Net Asset Value per Unit. If the Units are trading at more than a 5% discount to the Net Asset Value per Unit, the Manager of the Fund believes that it may be in the best interests of the Fund and the holders of the Units to purchase Units in the market.

In the last 12 months under its previous normal course issuer bid, the Fund purchased 1,800 of its Units at an average price of $9.05 per unit.

To the knowledge of the Manager, no director, senior officer or other insider of the Fund intends at present to sell any Units under this bid. However, sales by such persons through the facilities of The Toronto Stock Exchange or elsewhere may occur if the circumstances or decisions of any such person change. The benefits to any such person whose Units are purchased would be the same as the benefits available to all other holders whose Units are purchased.

For further information, please contact:

David C. Pauli
Executive Vice-President, Fund Operations
CI Mutual Funds Inc.
Tel. No.: (416) 681-6542

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: CNV.UN **FOR IMMEDIATE RELEASE**

CONVERTIBLE & YIELD ADVANTAGE TRUST MAKES A NORMAL COURSE ISSUER BID

Toronto, October 28, 2004 – Convertible & Yield Advantage Trust (the "Trust") intends to purchase for cancellation up to 393,000 of its Units by way of a normal course issuer bid through the facilities of The Toronto Stock Exchange. The 393,000 Units represent 10% of the public float of the Trust being 3,930,000 Units as at October 21, 2004. The number of issued and outstanding Units as at October 21, 2004 is 3,930,000.

The purchases may commence on November 1, 2004 and will terminate on October 31, 2005, or on such earlier date as the Trust may complete its purchases pursuant to a notice of intention filed with The Toronto Stock Exchange or provide notice of termination. Any such purchases will be made by the Trust at the prevailing market price at the time of such purchases in accordance with the requirements of The Toronto Stock Exchange.

Pursuant to the Trust's declaration of trust, the Trust has a mandatory market purchase program. The Trust may only repurchase Units at a price which is less than the most recently determined Net Asset Value per Unit. If the Units are trading at more than a 10% discount to the Net Asset Value per Unit, the Manager of the Trust believes that it may be in the best interests of the Trust and the holders of the Units to purchase Units in the market.

To the knowledge of the Manager, no director, senior officer or other insider of the Trust intends at present to sell any Units under this bid. However, sales by such persons through the facilities of The Toronto Stock Exchange or elsewhere may occur if the circumstances or decisions of any such person change. The benefits to any such person whose Units are purchased would be the same as the benefits available to all other holders whose Units are purchased.

For more information, please contact:

David C. Pauli
Executive Vice-President, Fund Operations
Skylon Advisors Inc.
Tel.: 416-681-8894
Toll Free: 1-800-822-0245

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: HYM.UN **FOR IMMEDIATE RELEASE**

HIGH YIELD & MORTGAGE PLUS TRUST MAKES A NORMAL COURSE ISSUER BID

Toronto, October 28, 2004 – High Yield & Mortgage Plus Trust (the "Trust") intends to purchase for cancellation up to 460,000 of its Units by way of a normal course issuer bid through the facilities of The Toronto Stock Exchange. The 460,000 Units represent 10% of the public float of the Trust being 4,600,000 Units as at October 21, 2004. The number of issued and outstanding Units as at October 21, 2004 is 4,600,000.

The purchases may commence on November 1, 2004 and will terminate on October 31, 2005, or on such earlier date as the Trust may complete its purchases pursuant to a notice of intention filed with The Toronto Stock Exchange or provide notice of termination. Any such purchases will be made by the Trust at the prevailing market price at the time of such purchases in accordance with the requirements of The Toronto Stock Exchange.

Pursuant to the Trust's declaration of trust, the Trust has a mandatory market purchase program. The Trust may only repurchase Units at a price which is less than the most recently determined Net Asset Value per Unit. If the Units are trading at more than a 10% discount to the Net Asset Value per Unit, the Manager of the Trust believes that it may be in the best interests of the Trust and the holders of the Units to purchase Units in the market.

To the knowledge of the Manager, no director, senior officer or other insider of the Trust intends at present to sell any Units under this bid. However, sales by such persons through the facilities of The Toronto Stock Exchange or elsewhere may occur if the circumstances or decisions of any such person change. The benefits to any such person whose Units are purchased would be the same as the benefits available to all other holders whose Units are purchased.

For more information, please contact:

David C. Pauli
Executive Vice-President, Fund Operations
Skylon Advisors Inc.
Tel.: 416-681-8894
Toll Free: 1-800-822-0245

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SAX.UN **FOR IMMEDIATE RELEASE**

SAXON DIVERSIFIED VALUE TRUST MAKES A NORMAL COURSE ISSUER BID

Toronto, October 28, 2004 – Saxon Diversified Value Trust (the "Trust") intends to purchase for cancellation up to 250,115 of its Units by way of a normal course issuer bid through the facilities of The Toronto Stock Exchange. The 250,115 Units represent 10% of the public float of the Trust being 2,501,150 Units as at October 21, 2004. The number of issued and outstanding Units as at October 21, 2004 is 2,501,150.

The purchases may commence on November 1, 2004 and will terminate on October 31, 2005, or on such earlier date as the Trust may complete its purchases pursuant to a notice of intention filed with The Toronto Stock Exchange or provide notice of termination. Any such purchases will be made by the Trust at the prevailing market price at the time of such purchases in accordance with the requirements of The Toronto Stock Exchange.

Pursuant to the Trust's amended and restated trust agreement, the Trust has a mandatory market purchase program. The Trust may only repurchase Units at a price which is less the most recently determined Net Asset Value per Unit. If the Units are trading at more than a 10% discount to the Net Asset Value per Unit, the Manager of the Trust believes that it may be in the best interests of the Trust and the holders of the Units to purchase Units in the market.

To the knowledge of the Manager, no director, senior officer or other insider of the Trust intends at present to sell any Units under this bid. However, sales by such persons through the facilities of The Toronto Stock Exchange or elsewhere may occur if the circumstances or decisions of any such person change. The benefits to any such person whose Units are purchased would be the same as the benefits available to all other holders whose Units are purchased.

For more information, please contact:

David C. Pauli
Executive Vice-President, Fund Operations
Skylon Advisors Inc.
Tel.: 416-681-8894
Toll Free: 1-800-822-0245

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SIA.UN
SIA.U

FOR IMMEDIATE RELEASE

SKYLON INTERNATIONAL ADVANTAGE YIELD TRUST MAKES A NORMAL COURSE ISSUER BID

Toronto, October 28, 2004 – Skylon International Advantage Yield Trust (the "Trust") intends to purchase for cancellation up to 299,647 of its Series A and up to 399,655 Series B Units by way of a normal course issuer bid through the facilities of The Toronto Stock Exchange. The 299,647 Series A Units and 399,655 Series B Units represent 10% of the public float of the Series A and Series B Units of the Trust being 2,996,472 A Units and 3,996,550 B Units as at October 21, 2004. The number of issued and outstanding as at October 21, 2004 is 2,996,472 A Units and 3,996,550 B Units.

The purchases may commence on November 1, 2004 and will terminate on October 31, 2005, or on such earlier date as the Trust may complete its purchases pursuant to a notice of intention filed with The Toronto Stock Exchange or provide notice of termination. Any such purchases will be made by the Trust at the prevailing market price at the time of such purchases in accordance with the requirements of The Toronto Stock Exchange.

Pursuant to the Trust's amended and restated declaration of trust, the Trust has a mandatory market purchase program. The Trust may only repurchase Units at a price which is less than the most recently determined Net Asset Value per Unit. If the Units are trading at more than a 10% discount to the Net Asset Value per Unit, the Manager of the Trust believes that it may be in the best interests of the Trust and the holders of the Units to purchase Units in the market.

To the knowledge of the Manager, no director, senior officer or other insider of the Trust intends at present to sell any Units under this bid. However, sales by such persons through the facilities of The Toronto Stock Exchange or elsewhere may occur if the circumstances or decisions of any such person change. The benefits to any such person whose Units are purchased would be the same as the benefits available to all other holders whose Units are purchased.

For more information, please contact:

David C. Pauli
Executive Vice-President, Fund Operations
Skylon Advisors Inc.
Tel.: 416-681-8894
Toll Free: 1-800-822-0245

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SPO.UN **FOR IMMEDIATE RELEASE**

SKYLON GLOBAL CAPITAL YIELD TRUST II MAKES A NORMAL COURSE ISSUER BID

Toronto, October 28, 2004 – Skylon Global Capital Yield Trust II (the "Trust") intends to purchase for cancellation up to 383,308 of its Units by way of a normal course issuer bid through the facilities of The Toronto Stock Exchange. The 383,308 Units represent 10% of the public float of the Trust being 3,833,088 Units as at October 21, 2004. The number of issued and outstanding Units as at October 21, 2004 is 3,833,088.

The purchases may commence on November 1, 2004 and will terminate on October 31, 2005, or on such earlier date as the Trust may complete its purchases pursuant to a notice of intention filed with The Toronto Stock Exchange or provide notice of termination. Any such purchases will be made by the Trust at the prevailing market price at the time of such purchases in accordance with the requirements of The Toronto Stock Exchange.

Pursuant to the Trust's declaration of trust, the Trust has a mandatory market purchase program. The Trust may only repurchase Units at a price which is less than the most recently determined Net Asset Value per Unit. If the Units are trading at more than a 10% discount to the Net Asset Value per Unit, the Manager of the Trust believes that it may be in the best interests of the Trust and the holders of the Units to purchase Units in the market.

To the knowledge of the Manager, no director, senior officer or other insider of the Trust intends at present to sell any Units under this bid. However, sales by such persons through the facilities of The Toronto Stock Exchange or elsewhere may occur if the circumstances or decisions of any such person change. The benefits to any such person whose Units are purchased would be the same as the benefits available to all other holders whose Units are purchased.

For more information, please contact:

David C. Pauli
Executive Vice-President, Fund Operations
Skylon Advisors Inc.
Tel.: 416-681-8894
Toll Free: 1-800-822-0245

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SLP.UN **FOR IMMEDIATE RELEASE**

SKYLON GLOBAL CAPITAL YIELD TRUST MAKES A NORMAL COURSE ISSUER BID

Toronto, October 28, 2004 – Skylon Global Capital Yield Trust (the "Trust") intends to purchase for cancellation up to 117,324 of its Units by way of a normal course issuer bid through the facilities of The Toronto Stock Exchange. The 117,324 Units represent 10% of the public float of the Trust being 1,173,240 Units as at October 21, 2004. The number of issued and outstanding Units as at October 21, 2004 is 1,173,240.

The purchases may commence on November 1, 2004 and will terminate on October 31, 2005, or on such earlier date as the Trust may complete its purchases pursuant to a notice of intention filed with The Toronto Stock Exchange or provide notice of termination. Any such purchases will be made by the Trust at the prevailing market price at the time of such purchases in accordance with the requirements of The Toronto Stock Exchange.

Pursuant to the Trust's amended and restated trust agreement, the Trust has a mandatory market purchase program. The Trust may only repurchase Units at a price which is less than the most recently determined Net Asset Value per Unit. If the Units are trading at more than a 10% discount to the Net Asset Value per Unit, the Manager of the Trust believes that it may be in the best interests of the Trust and the holders of the Units to purchase Units in the market.

To the knowledge of the Manager, no director, senior officer or other insider of the Trust intends at present to sell any Units under this bid. However, sales by such persons through the facilities of The Toronto Stock Exchange or elsewhere may occur if the circumstances or decisions of any such person change. The benefits to any such person whose Units are purchased would be the same as the benefits available to all other holders whose Units are purchased.

For more information, please contact:

David C. Pauli
Executive Vice-President, Fund Operations
Skylon Advisors Inc.
Tel.: 416-681-8894
Toll Free: 1-800-822-0245

82-4994

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SLN.UN **FOR IMMEDIATE RELEASE**

SKYLON CAPITAL YIELD TRUST MAKES A NORMAL COURSE ISSUER BID

Toronto, October 28, 2004 – Skylon Capital Yield Trust (the "Trust") intends to purchase for cancellation up to 528,367 of its Units by way of a normal course issuer bid through the facilities of The Toronto Stock Exchange. The 528,367 Units represent 10% of the public float of the Trust being 5,283,676 Units as at October 21, 2004. The number of issued and outstanding Units as at October 21, 2004 is 5,283,676.

The purchases may commence on November 1, 2004 and will terminate on October 31, 2005, or on such earlier date as the Trust may complete its purchases pursuant to a notice of intention filed with The Toronto Stock Exchange or provide notice of termination. Any such purchases will be made by the Trust at the prevailing market price at the time of such purchases in accordance with the requirements of The Toronto Stock Exchange.

Pursuant to the Trust's amended and restated trust agreement, the Trust has a mandatory market purchase program. The Trust may only repurchase Units at a price which is less than the most recently determined Net Asset Value per Unit. If the Units are trading at more than a 5% discount to the Net Asset Value per Unit, the Manager of the Trust believes that it may be in the best interests of the Trust and the holders of the Units to purchase Units in the market.

To the knowledge of the Manager, no director, senior officer or other insider of the Trust intends at present to sell any Units under this bid. However, sales by such persons through the facilities of The Toronto Stock Exchange or elsewhere may occur if the circumstances or decisions of any such person change. The benefits to any such person whose Units are purchased would be the same as the benefits available to all other holders whose Units are purchased.

For more information, please contact:

David C. Pauli
Executive Vice-President, Fund Operations
Skylon Advisors Inc.
Tel.: 416-681-8894
Toll Free: 1-800-822-0245

SKYLON
CAPITAL CORP.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-8894 Toll Free: 1-800-822-0245
www.skylonadvisors.com

News Release

TSX Symbol: SKA.UN **FOR IMMEDIATE RELEASE**

SKYLON ALL ASSET TRUST
MAKES A NORMAL COURSE ISSUER BID

Toronto, October 28, 2004 – Skylon All Asset Trust (the "Trust") intends to purchase for cancellation up to 480,000 of its Units by way of a normal course issuer bid through the facilities of The Toronto Stock Exchange. The 480,000 Units represent 10% of the public float of the Trust being 4,800,000 Units as at October 21, 2004. The number of issued and outstanding Units as at October 21, 2004 is 4,800,000.

The purchases may commence on November 1, 2004 and will terminate on October 31, 2005, or on such earlier date as the Trust may complete its purchases pursuant to a notice of intention filed with The Toronto Stock Exchange or provide notice of termination. Any such purchases will be made by the Trust at the prevailing market price at the time of such purchases in accordance with the requirements of The Toronto Stock Exchange.

Pursuant to the Trust's declaration of trust, the Trust has a mandatory market purchase program. The Trust may only repurchase Units at a price which is less than the most recently determined Net Asset Value per Unit. If the Units are trading at more than a 5% discount to the Net Asset Value per Unit, the Manager of the Trust believes that it may be in the best interests of the Trust and the holders of the Units to purchase Units in the market.

To the knowledge of the Manager, no director, senior officer or other insider of the Trust intends at present to sell any Units under this bid. However, sales by such persons through the facilities of The Toronto Stock Exchange or elsewhere may occur if the circumstances or decisions of any such person change. The benefits to any such person whose Units are purchased would be the same as the benefits available to all other holders whose Units are purchased.

For more information, please contact:

David C. Pauli
Executive Vice-President, Fund Operations
Skylon Advisors Inc.
Tel.: 416-681-8894
Toll Free: 1-800-822-0245

82-4994



CI FUND MANAGEMENT INC.

Q1

AUGUST 31, 2004

Synera

FINANCIAL HIGHLIGHTS

AUGUST 31

(thousands, except per share amounts)	2004	2003	% change
AS AT AUGUST 31			
Fee-earning assets	63,921,343	35,431,453	80
Managed retail assets	43,656,395	30,488,051	43
Redemption value of managed retail funds	808,402	689,703	17
Common shares outstanding	295,201	234,503	26
FOR THE THREE MONTH PERIOD			
Average managed retail assets	43,997,623	29,416,693	50
Gross sales of managed retail funds	1,453,545	953,835	52
Redemptions of managed retail funds	1,348,122	984,569	37
Net sales of managed retail funds	105,423	(30,734)	n/a
Net income	81,266	43,476	87
Earnings per share	0.28	0.19	47
EBITDA*	145,314	81,394	79
EBITDA* per share	0.49	0.35	40
Dividends per share	0.125	0.08	56
Average common shares outstanding	295,201	234,660	26

**EBITDA (Earnings before interest, taxes, depreciation and amortization) is a non-GAAP earnings measure; however, management believes that most of its shareholders, creditors, other stakeholders and investment analysts prefer to include the use of this performance measure in analyzing CI's results. A reconciliation of EBITDA to net income is provided on page 11.*

DEAR SHAREHOLDERS,

MARKET REVIEW

In the first quarter of CI's fiscal 2005, global stock markets continued the slightly downward trend that began in the prior quarter. In addition, the strengthening Canadian dollar, which rose 3.7% to $0.76 US during the quarter, further reduced global index returns in Canadian dollar terms. For the quarter, the S&P 500 Index declined 4.7%, the Dow Jones Industrial Average declined 3.3%, the Nasdaq Composite Index declined 10.7% and the MSCI World Index declined 4.2%. The S&P/TSX Composite Index was essentially flat. These markets have a significant impact on the market value of CI's funds, which declined slightly during the quarter, as discussed below.

Industry net sales, as reported by the Investment Funds Institute of Canada (IFIC), were $1.1 billion for the quarter ended August 31, 2004. This compared positively with industry net sales of $48 million for the quarter ended August 31, 2003, though investor uncertainty resulting from the poor market returns did have a negative effect on net sales in the latter part of the quarter.


WILLIAM T. HOLLAND
President and Chief Executive Officer

OPERATING REVIEW

CI's operating and financial results for the quarter ended August 31, 2004, include the results of Synergy Asset Management Inc. ("Synergy"), Skylon Advisors Inc. ("Skylon"), IQON Financial Management Inc. ("IQON") and Assante Corporation ("Assante") for the entire period, but do not include their results in the comparative information for the period ending August 31, 2003, as all of these entities were acquired after that date.

CI's total managed assets at August 31, 2004, were $48.3 billion, up 39% from $34.7 billion at August 31, 2003, and down 2% from $49.3 billion at May 31, 2004. The increase of $13.6 billion from August 31, 2003, was attributed to $9.3 billion of acquired assets (represented by $7.0 billion of assets from the Assante acquisition, $1.5 billion from the Synergy acquisition, and $0.8 billion from the Skylon acquisition), market appreciation of approximately $2.7 billion, $0.5 billion in increased institutional assets from a combination of new assets and market appreciation, and $1.1 billion of net sales of CI's funds.

At August 31, 2004, CI had total fee-earning assets of $63.9 billion, comprised of managed assets of $48.3 billion as detailed above, $14.9 billion of assets under administration at Assante and IQON (net of $8.0 billion of assets included in managed assets), and $0.7 billion of other administered assets, which were primarily labour-sponsored funds.

CI's managed assets of $48.3 billion were comprised of $34.4 billion in mutual and segregated funds ($30.3 billion at August 31, 2003), $8.0 billion of assets under management in proprietary funds at Assante (nil at August 31, 2003), $4.6 billion in institutional assets ($4.2 billion at August 31, 2003), $0.2 billion of managed labour-sponsored fund assets (nil at August 31, 2003) and $1.1 billion in structured products ($0.2 billion at August 31, 2003). The $34.4 billion in mutual and segregated funds included $2.0 billion in Class I funds for which CI negotiates the management fees with institutional clients ($1.4 billion at August 31, 2003).

CI FEE-EARNING ASSET PROFILE

AS AT AUGUST 31

(billions of dollars)	**2004**	2003	% change
Mutual/segregated funds	**34.4**	30.3	14
Assante funds	**8.0**	–	n/a
Managed labour-sponsored funds	**0.2**	–	n/a
Structured products	**1.1**	0.2	450
Total managed retail assets	**43.7**	30.5	43
Managed institutional assets	**4.6**	4.2	10
Total managed assets	**48.3**	34.7	39
Other administered funds	**0.7**	0.7	0
Assante/IQON assets under administration (net of Assante funds)	**14.9**	–	n/a
Total fee-earning assets	**63.9**	35.4	81

The average level of assets is the key determinant of revenues for the quarter and is more appropriate than ending assets for comparisons with actual financial results. Average managed assets for the quarter were approximately $48.8 billion, which included average managed institutional assets of $4.8 billion and average managed retail assets of $44.0 billion, and were up 45.2% from $33.6 billion for the quarter ended August 31, 2003. Average managed retail assets were comprised of average mutual and segregated fund assets of $34.6 billion ($29.4 billion for the quarter ended August 31, 2003); average Assante proprietary funds of $8.1 billion, average managed labour-sponsored fund assets of $0.2 billion, and average structured product assets of $1.1 billion. Average institutional assets of $4.8 billion were up 20% from $4.0 billion in the quarter ended August 31, 2003.

CI's assets as reported to IFIC were $39.8 billion at August 31, 2004. This figure is $3.9 billion below CI's actual $43.7 billion in managed retail assets because IFIC uses a narrow definition of assets under management that does not include $0.9 billion of Artisan

funds and separately managed client accounts, $1.7 billion of segregated funds and hedge funds, $0.2 billion of managed labour-sponsored funds and $1.1 billion of structured products. As such, CI's assets as reported by IFIC should not be used when determining overall assets under management and product sales or conducting financial analysis of CI.

CI had overall net sales in its funds during the quarter of $105.4 million, consisting of $3.7 million of net redemptions of CI segregated and mutual funds and $108.8 million of net sales of Assante funds. CI also sold $0.3 million in labour-sponsored funds and structured products. This compares with $30.7 million of net redemptions for the quarter ended August 31, 2003.

During the quarter, CI continued to be one of the industry's leaders for performance as measured by Morningstar Canada fund rankings. At August 31, 2004, CI was first, with 26 funds with the top five-star rating, maintaining its position of being ranked as one of the top two companies in the industry over the past two years based on total five-star funds.

FINANCIAL REVIEW

Three months ended August 31, 2004

CI's business has two key segments: the Asset Management segment, which earns the majority of CI's income and which involves offering funds through brokers, independent financial planners, insurance advisors, Assante financial advisors, IQON financial advisors and Clarica financial advisors and through other financial institutions as an underlying fund to their fund products; and the Asset Administration segment, which involves the dealership operations of Assante and IQON. The revenues and expenses of these segments are summarized in Note 3 to the first quarter financial statements and described in the detailed discussion of revenues and expenses below.

Revenues

CI's total revenues for the quarter ended August 31, 2004, were $263.7 million, compared with $152.3 million in the prior year - an increase of 73%. The increase resulted from the higher level of fee-earning assets produced by market appreciation and net sales, the acquisitions of Synergy, Skylon and Assante in the year ended May 31, 2004, and the acquisition of IQON at the beginning of the first quarter. The most significant component of revenues for the quarter was management fees, which increased by 58% from $136.0 million in the quarter ended August 31, 2003, to $214.5 million in the first quarter of fiscal 2005. As a percentage of retail assets under management, management fees were 1.93% for the quarter, compared with 1.84% in the prior year. The increase was a result of the Assante acquisition, which increased the proportion of higher margin equity funds within CI's overall asset mix.

Administration fees are fees earned predominantly on assets under administration in the Assante and IQON

"FUND OPERATING EXPENSES OF THE FUNDS OF COMPANIES RECENTLY ACQUIRED BY CI HAVE DECLINED SIGNIFICANTLY AS A RESULT OF BEING INTEGRATED INTO THE CI PLATFORM, PROVIDING SIGNIFICANT SAVINGS TO UNITHOLDERS OF THOSE FUNDS."

businesses net of fees earned on Assante proprietary funds and CI funds (which are eliminated on consolidation), as well as fees earned from certain labour-sponsored funds and the administration of third-party assets. Administration fees rose from $1.2 million in the prior year to $28.8 million and were primarily attributable to revenues earned by the Assante and IQON dealerships. Administration fee revenue from the dealer business should be considered in conjunction with net investment dealer fee expenses of $20.3 million, which represent payments to Assante and IQON investment advisors on assets under administration under a specified formula or payout and which are described below under "Expenses". Details of revenues and expenses related to the Asset Administration segment before intersegment eliminations are on page 12.

Redemption fees for the quarter increased from $9.7 million in fiscal 2004 to $11.3 million in fiscal 2005, due to the addition of the Synergy and Assante funds and their related redemption fees.

Minimal performance fees (nil in the quarter ended August 31, 2003) were earned during the quarter. Performance fees are generally based on calendar year results for the funds that generate them.

There was a loss on sale of marketable securities of $0.1 million during the period, compared with a realized gain of $0.3 million in the prior year.

Other income was $9.1 million for the quarter ended August 31, 2004, up 78% from the prior year. The increase was primarily from non-administrative fee income earned by Assante of $2.9 million (nil in the prior year). As well, income from CI's U.S. subsidiary, BPI Global Asset Management LLP, was $5.1 million, up from $4.3 million in the prior year, due to increased institutional assets.

Expenses

Total selling, general and administrative ("SG&A") expenses rose 33% from $37.0 million to $49.2 million, reflecting the significant growth in the overall business, including the asset administration business.

Expenses incurred in the operation of the retail managed funds - which include the CI and Assante funds and which are recovered from the funds generally as incurred - rose from $23.7 million to $29.1 million. The increase in the cost of fund operations reflected the additional cost of the Synergy, Skylon and Assante managed assets acquired in fiscal 2004. Due to the achievement of cost synergies on the acquired assets, combined with the benefits of economies of scale created by the market appreciation of the CI funds, the 23% cost increase was significantly below the 50% increase in average retail managed assets for the same period. This resulted in fund operating expenses as a percentage of managed retail assets declining 18% to 26.3 basis points for the quarter ended August 31, 2004, from 32.0 basis points in the quarter ended August 31, 2003. Fund operating

expenses for the CI group of funds were 20.4 basis points, down 37% from the same quarter last year and are the lowest ever achieved by CI for its unitholders. The expenses of the CI funds are currently lower than those of the funds of the recently acquired companies due to integration expenses being paid by those funds. Nevertheless, fund operating expenses of the funds of companies recently acquired by CI have declined significantly as a result of being integrated into the CI platform, providing significant savings to unitholders of those funds.

SG&A expenses, net of expenses recovered from the funds, rose from $13.3 million in fiscal 2004 to $20.1 million in fiscal 2005. Net SG&A expenses include the effect of an option expense reversal of $0.8 million, reflecting the impact of a $0.27 decrease in the price of CI common shares from $16.44 at May 31, 2004, to $16.17 at August 31, 2004, net of actual cash settlements. Net SG&A expenses for the quarter excluding this reversal were $20.9 million, versus $4.2 million last year.

The majority of the increase in overall net SG&A expenses was due to SG&A expenses of the acquired Assante and IQON operations. Net SG&A expenses attributable to the Asset Management segment were $11.1 million and $9.0 million was attributable to the Asset Administration segment. Net SG&A expenses of the Asset Management segment as a percentage of retail managed assets were 0.11% for the quarter, compared with 0.06% in the prior fiscal year. Net SG&A expenses of the Asset Administration segment as a percentage of total assets under administration were 0.16% for the quarter (nil in the prior year).

Investment advisor fees were $16.9 million for the quarter, up 44% from $11.7 million, below the 50% increase in average assets. As a percentage of retail assets under management investment advisor fees declined from 15.8 basis points in the prior fiscal year to 15.2 basis points for the quarter ended August 31, 2004. The reduction in investment advisory expense as a percentage of assets was achieved through cost efficiencies realized by rationalizing investment management activities, efficiencies gained from market appreciation of the managed assets and changes to existing contracts. Included in investment advisor fees is $1.2 million related to the early termination of CI's sub-advisory contract with Webb Capital Management LLP.

Investment dealer fees are the direct costs attributable to the operation of the Assante and IQON dealerships, including payments to financial advisors based on the revenues generated from assets under administration net of fees paid on Assante proprietary funds and CI funds (which are eliminated on consolidation). These fees were $20.3 million for the quarter (nil for the quarter ended August 31, 2003).

Trailer fees rose from $39.3 million in fiscal 2004 to $57.9 million in fiscal 2005, an increase of 47%. This increase, which was slightly below the 50% increase in average assets, reflected the trailer fees on the Skylon, Synergy and Assante assets, as well as the market appreciation of CI's funds.

Distribution fees to limited partnerships declined from $1.5 million to $1.2 million, reflecting the redemption of mutual funds that had commissions funded by the limited partnerships between 1989 and 1997. Amortization of deferred sales commissions increased from $6.7 million to $12.0 million. The increase reflects the higher sales commissions paid in the past four quarters ($135 million), largely due to the acquisitions in the second quarter of fiscal 2004, versus those of the four quarters ending August 31, 2003 ($84 million).

Interest expense increased from $1.6 million in fiscal 2004 to $1.8 million in fiscal 2005 because of the higher levels of debt associated with CI's acquisitions of Skylon, Synergy, Assante and IQON.

Other expenses decreased from $4.1 million in fiscal 2004 to $3.7 million in fiscal 2005. These expenses are primarily related to the management of institutional assets at CI's U.S. subsidiary, BPI Global Asset Management, and decreased to $3.0 million from $4.0 million in the prior year.

Minority interest for the quarter ended August 31, 2004, was $1.2 million, down slightly from $1.3 million in the prior year. Minority interest is the 34.7% of BPI Global Asset Management owned by the investment managers of that firm.

Income before taxes was $127.8 million for the quarter ended August 31, 2004, an increase of 76% from $72.7 million in the prior year.

The income tax provision increased from $29.2 million in fiscal 2004 to $46.5 million in the current year. The effective tax rate was 36.4% in the first quarter of fiscal 2005, compared with 40.2% in the first quarter of the prior fiscal year. The greater effective tax rate in fiscal 2004 was due to higher future income tax rates.

Net income for the period was $81.3 million ($0.28 per share), compared with net income of $43.5 million ($0.19 per share) in the prior year. This reflected an increase in the overall profitability of CI as a result of market appreciation in the funds and the realization of significant synergies subsequent to the acquisitions in the prior fiscal year. Though net income is the only measure of profitability that should be used, CI's option expense accrual, which changes based on the level of CI's share price, may cause shorter-term volatility in CI's net income. As a result, the effect of this expense is discussed for comparability purposes only. Adjusted for the expense reversal related to option expense, net income was $80.7 million or $0.27 per share.

Earnings before interest, taxes, depreciation and amortization (EBITDA), free cash flow and operating margin, which are discussed below, are non-GAAP (generally accepted accounting principles) earnings measures; however, management believes that most shareholders, creditors, other stakeholders and investment analysts prefer to include the use of these performance measures in analyzing CI's results.

As shown in the following chart, EBITDA was $145.3 million ($0.49 per share) for the quarter, an increase of 79% from $81.4 million ($0.35 per share) in fiscal 2004. Net of the effect of the option expense reversal, EBITDA was $144.5 million ($0.49 per share) for the quarter ended August 31, 2004.

EBITDA CALCULATION

FOR THE THREE MONTHS
ENDED AUGUST 31

(millions of dollars)	**2004**	2003
Net Income	**81.3**	43.5
Add:		
Interest	**1.8**	1.6
Income taxes	**46.5**	29.2
Amortization	**15.7**	7.1
	64.0	37.9
EBITDA	**145.3**	81.4

As shown in the following chart, free cash flow (operating cash flow less sales commissions and minority interest) for the quarter was $73.7 million, up from $43.5 million in the prior fiscal year. The primary contributor to the increase in free cash flow was the increase in profitability and in future income taxes, offset partly by an increase in sales commissions paid during the quarter. Free cash flow was approximately two times the $36.9 million dividend ($0.125 per share) paid during the quarter on June 15, 2004.

CASH FLOW CALCULATION

FOR THE THREE MONTHS
ENDED AUGUST 31

(millions of dollars)	**2004**	2003
Cash flow from operations	**104.5**	65.1
Less:		
Minority interest	**1.3**	1.3
Sales commissions	**29.5**	20.3
	30.8	21.6
Free Cash Flow	**73.7**	43.5

CI's operating margin (management fees less trailer fees, investment advisor fees and net SG&A expenses as a percentage of average managed retail assets, but excluding the effect of the option expense as described above) on its asset management business is a measure of the contribution from CI's existing

assets under management. However, because it excludes revenue and expense items such as redemption fees, amortization of deferred sales contracts, amortization of fund contracts and distribution fees to limited partnerships, it should not be used as a proxy for calculating profit. It is useful for understanding the relative contribution and costs related to CI's assets under management for the quarter ended August 31, 2004. CI's operating margin was 1.15% for the quarter, up from 1.09% in the prior year. The increase from the prior year was attributable to higher management fees, which rose from 1.84% to 1.93%; lower investment advisor fees, which declined from 0.16% to 0.15%; lower trailer fees, which fell from 0.53% to 0.52%, and higher net SG&A expenses, which increased from 0.06% to 0.11%.

CI has two reportable segments: Asset Management and Asset Administration, which are described in Note 3 to the first quarter financial statements. Reportable segments did not exist in the first quarter of the prior fiscal year and, as such, no comparable figures are provided.

SEGMENTED HIGHLIGHTS (BEFORE INTERSEGMENT ELIMINATIONS)

FOR THE THREE MONTHS ENDED AUGUST 31, 2004

(millions of dollars)	Asset Management	Asset Administration
Management fees	214.5	–
Administration fees	–	52.5
Other revenue	19.0	1.3
Total revenue	**233.5**	**53.8**
Net selling, general and administrative	11.1	9.0
Investment advisor fees	16.9	–
Investment dealer fees	–	39.3
Trailer fees	61.3	–
Amortization of deferred sales commissions and fund contracts	12.6	0.4
Other expenses	4.8	–
Total expenses	**106.7**	**48.7**
Income before income taxes and non-segmented items (interest and minority interest)	**126.8***	**5.1***

**intersegment adjustment reduces combined amount by $1.1 million*

"THIS REFLECTED AN INCREASE IN THE OVERALL PROFITABILITY OF CI AS A RESULT OF MARKET APPRECIATION IN THE FUNDS AND THE REALIZATION OF SIGNIFICANT SYNERGIES SUBSEQUENT TO THE ACQUISITIONS IN THE PRIOR FISCAL YEAR."

The Asset Management segment had total revenues of $233.5 million comprised mainly of management fees of $214.5 million. Expenses related to the Asset Management segment totalled $106.7 million which included net selling, general and administrative fees of $11.1 million, investment advisor fees of $16.9 million, trailers fees of $61.3 million, amortization of deferred sales commissions and fund contracts of $12.6 million and other expenses of $4.8 million. This leaves income before taxes and non-segmented items of $126.8 million in the Asset Management business.

The Asset Administration segment had total revenues of $53.8 million of which $52.5 million were from administration fees. Total expenses were $48.7 million which includes net selling, general and administrative fees of $9.0 million, investment dealer fees of $39.3 million and amortization of deferred sales commission and fund contracts of $0.4 million. Income before taxes and non-segmented items was $5.1 million for the Asset Administration business and $3.9 million for the Assante and IQON dealerships. Total assets under administration at August 31, 2004 were $23.6 billion versus $0.7 billion at the end of the first quarter of fiscal 2004.

Intersegment eliminations reduce income before income taxes and non-segmented items by $1.1 million. Non-segmented items are interest expense ($1.8 million), minority interest ($1.2 million) and provision for income taxes ($46.5 million).

FINANCIAL POSITION

In the first quarter of fiscal 2005, CI financed $29.5 million in sales commissions with cash, up from $20.3 million in the prior year. The increase reflects a higher level of sales on a deferred load basis. CI did not repurchase any shares during the quarter.

CI purchased $11.9 million in marketable securities during the quarter, representing portfolio investments. At August 31, 2004, marketable securities totaled $41.8 million, which consisted of seed capital investments and other portfolio investments. As these investments may increase or decrease in value, CI's future net income could be affected. A 10% increase or decrease in the market value of these securities would impact income before tax by approximately $4.2 million, which equates to an increase or decrease of approximately 3.3% of income before tax, based on the quarter ended August 31, 2004.

CI spent $1.9 million on capital assets in the quarter ended August 31, 2004, primarily on computer hardware and software.

CI paid $37.3 million, net of cash acquired of $1.2 million, to close the acquisitions of IQON and Synera on June 3, 2004. Details of the purchase price allocation are set out in Note 2 to the first quarter financial statements. In addition, at the time of purchase, IQON had $2.5 million in available tax losses.

CI met these funding requirements and the quarterly dividend payment with cash from operating activities of $110.2 million and by drawing $10.6 million from its credit facility.

At August 31, 2004, CI's mutual fund assets had a terminal redemption value of $808 million, compared with $817 million at May 31, 2004.

At August 31, 2004, CI's total debt was $255.7 million, of which $42.6 million is classified as current. The debt is part of CI's $500 million revolving bank loan facility, which is renewed annually in December. The current portion refers to amounts that would be required to be repaid within 12 months of August 31, 2004, if the facility were not renewed. At August 31, 2004, there was $244.3 million in available unused borrowing capacity.

The increase in fund administration contracts ($36.6 million versus $31.9 at year end) and increase in goodwill ($951.0 million versus $919.2 million at year end) are related to the acquisitions of IQON and Synera as described in Note 2 to the first quarter financial statements.

Ontario Securities Commission Review

As part of the ongoing review by the Ontario Securities Commission ("OSC") relating to certain trading practices in the mutual fund industry, CI Mutual Funds Inc. ("CIMF") received requests for information on fund activity. CIMF has co-operated fully with the OSC staff and provided documents and information in response to these requests. The OSC staff has found no evidence of late trading, which is illegal, nor evidence of market timing by insiders. The OSC staff has expressed a concern that CIMF may have acted contrary to the public interest by permitting market timing in certain accounts and that this may result in enforcement proceedings against CIMF. Market timing is not illegal, and the details of this activity were disclosed by CIMF in the information provided to the OSC.

CI cannot objectively determine the outcome of these actions with certainty and is unable to measure the total potential impact that they may have on CI's results of operations, financial position and cash flows. Accordingly, no amounts are accrued in the financial statements.

■ OUTLOOK

Since August 31, 2004, markets have improved slightly, reversing the downward bias experienced in the first quarter. The Canadian dollar however, has continued to strengthen, which has the effect of offsetting any increase in global markets. The combination of the above has resulted in CI's managed assets at October 1, 2004, rising about 1.6% from $43.7 billion at CI's quarter ended August 31, 2004 to $44.4 billion, which is above the level of average managed assets for the first quarter.

On a consolidated basis with Assante, CI reported positive net sales of $72 million for September 2004. Industry estimates are that sales in September 2004 were slightly below August 2004 levels, reflecting investors' concerns over weak equity markets. In addition, the current OSC investigation may have a negative impact on industry sales, however, at this time, it is premature to know for certain.

The Board of Directors declared a quarterly dividend of $0.15 per common share payable on December 15, 2004, to shareholders of record on December 1, 2004.

WILLIAM T. HOLLAND
President and Chief Executive Officer

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

FOR THE THREE MONTHS ENDED AUGUST 31 (UNAUDITED)

(thousands of dollars, except per share amounts)	**2004**	2003
REVENUE		
Management fees	**214,504**	136,032
Administration fees	**28,830**	1,206
Redemption fees	**11,311**	9,736
Performance fees	**24**	–
Gain (loss) on sale of marketable securities	**(72)**	259
Other income	**9,079**	5,097
	263,676	152,330
EXPENSES		
Selling, general and administrative	**49,249**	37,004
Less: expenses recovered from funds	**29,142**	23,656
Net selling, general and administrative	**20,107**	13,348
Investment advisor fees	**16,899**	11,676
Investment dealer fees	**20,329**	–
Trailer fees	**57,902**	39,334
Distribution fees to limited partnerships	**1,228**	1,452
Amortization of deferred sales commissions and fund contracts	**12,757**	6,725
Interest	**1,801**	1,627
Other	**3,671**	4,150
	134,694	78,312
Minority interest	**1,230**	1,344
Income before income taxes	**127,752**	72,674
Provision for income taxes		
Current	**36,936**	24,956
Future	**9,550**	4,242
	46,486	29,198
Net income for the period	**81,266**	43,476
Deficit, beginning of period	**(207,114)**	(305,932)
Cost of shares repurchased in excess of stated value	**-**	(7,776)
Dividends declared	**(36,900)**	(18,842)
Deficit, end of period	**(162,748)**	(289,074)
Earnings per share *[note 4(c)]*	**0.28**	0.19

(see accompanying notes)

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED AUGUST 31 (UNAUDITED)

(thousands of dollars)	**2004**	2003
OPERATING ACTIVITIES		
Net income for the period	**81,266**	43,476
Add (deduct) items not involving cash		
(Gain) loss on sale of marketable securities	**72**	(259)
Amortization of deferred sales commissions and fund contracts	**12,757**	6,725
Amortization of other	**3,004**	368
Stock-based compensation	**(3,409)**	9,227
Minority interest	**1,230**	1,344
Future income taxes	**9,550**	4,242
	104,470	65,123
Net change in non-cash working capital balances related to operations	**5,779**	8,090
Cash provided by operating activities	**110,249**	73,213
INVESTING ACTIVITIES		
Additions to capital assets	**(1,937)**	(238)
Purchase of marketable securities	**(11,898)**	(24,902)
Proceeds on sale of marketable securities	**28**	5,714
Sales commissions	**(29,509)**	(20,284)
Cash paid on acquisitions, including transaction costs, net of cash acquired *[note 2]*	**(37,259)**	–
Cash used in investing activities	**(80,575)**	(39,710)
FINANCING ACTIVITIES		
Long-term debt	**10,575**	(2,000)
Repurchase of share capital	**–**	(11,880)
Issuance of share capital	**30**	36
Distributions to minority interest	**(1,366)**	(1,114)
Dividends paid to shareholders	**(36,900)**	(18,842)
Cash used in financing activities	**(27,661)**	(33,800)
Net increase (decrease) in cash during the period	**2,013**	(297)
Cash, beginning of period	**25,117**	1,773
Cash, end of period	**27,130**	1,476
SUPPLEMENTAL CASH FLOW INFORMATION		
Interest paid	**2,405**	1,571
Income taxes paid	**23,775**	24,229

(see accompanying notes)

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

(thousands of dollars)	As at August 31, 2004	As at May 31, 2004
ASSETS		
Current		
Cash	**27,130**	25,117
Client and trust funds on deposit	**75,499**	89,966
Marketable securities	**41,752**	28,829
Accounts receivable and prepaid expenses	**101,418**	96,438
Income taxes recoverable	**1,008**	6,881
Future income taxes	**26,240**	27,865
Total current assets	**273,047**	275,096
Capital assets	**25,940**	26,085
Deferred sales commissions, net of accumulated amortization of $277,925 (May 31, 2004 - $266,265)	**271,333**	253,867
Fund contracts	**1,015,031**	1,010,682
Goodwill	**951,026**	919,203
Other assets	**8,463**	8,829
	2,544,840	2,493,762
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	**114,728**	116,068
Client and trust funds payable	**75,499**	89,966
Income taxes payable	**18,653**	11,396
Stock-based compensation	**42,718**	46,127
Deferred revenue	**4,184**	4,272
Current portion of long-term debt	**42,623**	25,538
Total current liabilities	**298,405**	293,367
Deferred lease inducements	**2,587**	2,712
Long-term debt	**213,117**	219,627
Future income taxes	**451,465**	442,765
Total liabilities	**965,574**	958,471
Minority interest	**1,001**	1,422
Shareholders' equity		
Share capital *[note 4]*	**1,741,013**	1,740,983
Deficit	**(162,748)**	(207,114)
Total shareholders' equity	**1,578,265**	1,533,869
	2,544,840	2,493,762

(see accompanying notes)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2004 AND 2003 (UNAUDITED)

1. ACCOUNTING POLICIES

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), except that certain disclosures required for annual financial statements have not been included. Accordingly, the unaudited interim consolidated financial statements should be read in conjuction with the audited consolidated financial statements for the year ended May 31, 2004. The unaudited interim financial statements have been prepared on a basis consistent with the accounting policies set out in the audited annual consolidated financial statements.

2. BUSINESS AQUISITIONS

On June 3, 2004, CI completed its acquisition of all of the outstanding shares of IQON Financial Management Inc. and Synera Financial Services Inc., from Sun Life Assurance Company of Canada, a related party, which have networks of financial and insurance advisors. As consideration, CI paid $38.5 million in cash.

The above acquisitions were accounted for using the purchase method and the results of operations have been consolidated from the date of acquisition.

Details of the net assets acquired, at fair value, are as follows:

	($ thousands)
Cash	1,241
Trust funds on deposit	92
Accounts receivable and prepaid expenses	1,996
Capital assets	717
Marketable securities	1,053
Fund administration contracts	5,100
Other assets	335
Accounts payable and accrued liabilities	(2,175)
Trust funds payable	(92)
Future income taxes	(954)
Other liabilities	(636)
Goodwill on acquisition	31,823
	38,500

The goodwill on acquisitions is not deductible for income tax purposes and is included in the Asset Administration segment.

3. SEGMENTED INFORMATION

CI has two reportable segments: Asset Management and Asset Administration. These segments reflect CI's internal financial reporting and performance measurement. CI has realigned its internal financial reporting with the result that the former segment called Other is now combined with the Asset Management segment.

The Asset Management segment includes the operating results and net assets of CI Mutual Funds Inc. and Assante Asset Management Ltd., which derive their revenues principally from the fees earned on the management of several families of mutual and segregated funds.

The Asset Administration segment includes the operating results and net assets of Assante Advisory Services Ltd. and most of its subsidiaries including Assante Capital Management Ltd., Assante Financial Management Ltd. and IQON Financial Management Inc. These companies derive their revenues principally from commissions and fees earned on the sale of mutual and segregated funds and other financial products and ongoing service to clients.

Reportable segments did not exist in the first quarter of the prior fiscal year and, as such, no comparative figures are provided.

AUGUST 31, 2004 AND 2003 (UNAUDITED)

($ thousands)

For the three months ended August 31, 2004	Asset Management	Asset Administration	Intersegment Eliminations	Total
Management fees	214,504	–	–	214,504
Administration fees	–	52,507	(23,677)	28,830
Other revenues	19,044	1,298	–	20,342
Total revenue	233,548	53,805	(23,677)	263,676
Net selling, general and administrative	11,142	8,965	–	20,107
Investment advisor fees	16,899	–	–	16,899
Investment dealer fees	–	39,271	(18,942)	20,329
Trailer fees	61,341	–	(3,439)	57,902
Distribution fees to limited partnerships	1,228	–	–	1,228
Amortization of deferred sales commissions and fund contracts	12,558	376	(177)	12,757
Other expenses	3,599	72	–	3,671
Total expenses	106,767	48,684	(22,558)	132,893
Income before income taxes and non-segmented items	126,781	5,121	(1,119)	130,783
Interest expense				1,801
Minority interest				1,230
Provision for income taxes				46,486
Net income				81,266
Identifiable assets	1,439,252	159,170	(4,608)	1,593,814
Goodwill	815,303	135,723	–	951,026
Total assets	2,254,555	294,893	(4,608)	2,544,840

4. SHARE CAPITAL

a) a summary of the changes to CI's share capital is as follows:

	Common Shares (thousands)	Amount ($ thousands)
May 31, 2004	295,199	1,740,983
Share issuance	2	30
August 31, 2004	295,201	1,741,013

b) a summary of changes in the incentive stock option plan is as follows:

	Number of Options (thousands)	Weighted average exercise price ($)
May 31, 2004	9,686	10.81
Options granted	15	15.86
Options exercised	(329)	5.64
Options cancelled	(30)	15.01
August 31, 2004	9,342	10.98

Options outstanding and exercisable as at August 31, 2004 are as follows:

Exercise price ($)	Number of options outstanding (thousands)	Weighted average remaining contractual life (years)	Number of options exercisable (thousands)
4.00	15	0.4	15
4.15	20	0.4	20
4.51	771	1.1	382
4.73	783	1.1	378
4.78	175	0.6	175
10.51	1,793	3.6	574
11.00	1,065	1.6	784
11.27	1,214	2.6	599
12.01	1,246	2.7	814
15.59	2,245	4.6	–
15.86	15	4.9	–
4.00 to 15.86	9,342	2.9	3,741

c) The weighted average number of shares outstanding for the three month periods ended August 31 were:

(thousands)	2004	2003
Basic and diluted	**295,201**	234,660

d) The following table presents the maximum number of shares that would be outstanding if all of the outstanding options as at September 30, 2004 were exercised:

	(thousands)
Common shares outstanding at September 30, 2004	295,203
Options to purchase common shares	9,339
	304,542

5. COMPARATIVE FIGURES

Certain figures for fiscal 2004 have been reclassified to conform with the financial presentation in the current year.

6. CONTINGENCIES

As part of the ongoing review by the Ontario Securities Commission ("OSC") relating to certain trading practices in the mutual fund industry, CI Mutual Funds Inc. ("CIMF") received requests for information on fund activity. CIMF has co-operated fully with the OSC staff and provided documents and information in response to these requests. The OSC staff has found no evidence of late trading, which is illegal, nor evidence of market timing by insiders. The OSC staff has expressed a concern that CIMF may have acted contrary to the public interest by permitting market timing in certain accounts and that this may result in enforcement proceedings against CIMF. Market timing is not illegal, and the details of this activity were disclosed by CIMF in the information provided to the OSC.

CI cannot objectively determine the outcome of these actions with certainty and is unable to measure the total potential impact that they may have on CI's results of operations, financial position and cash flows. Accordingly, no amounts are accrued in the financial statements.

On October 7, 2004, the Board of Directors declared a cash dividend of $0.15 per share payable on December 15, 2004 to shareholders of record on December 1, 2004.

This First Quarter Report contains forward-looking statements with respect to CI, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

CI FUND MANAGEMENT INC.